America's Trains

Entertainment | Lifestyle | Travel and Tourism | Leisure

The only supplier for an essential U.S. travel market - upscale train vacations

AMERICANTRAINVACATIONS.COM GRANBURY TEXAS


AMERICA'S TRAINS
SUNFLOWER
ATs



Journey by Rail development was prompted by (1) a lack of and need for upscale rail vacations, combined with (2) ample identified demand, (3) ATs' unmatched pertinent management abilities, and (4) the opportunity to profitably dominate a segment of the U.S. vacation market.

Barry Jones CEO @ America's Trains

Why you may want to support us...

1. Our Journey by Rail products aim to dominate (not guaranteed) an essential travel industry segment
2. A growing number of Journey routes throughout the USA and into Canada generate escalating revenue
3. The luxury market is travel's "fastest growing segment" with "great demand for luxury trains"
4. Multiple revenue streams and lucrative pricing enhance early and growing forecast earnings
5. Amtrak, RCI and seller collaborations enhance demand, sales and income projections
6. You get expedited reimbursement of your investment or can sell stock back to ATs at 130% of cost
7. You can get cash back of up to to 64% of your investment to buy Journey by Rail or resort vacations
8. NEEDED PRODUCT, AMPLE MARKET, NO COMPETITION, GROWING REVENUE, - AND, VACATIONS

Why investors ❤ us

WE'VE RAISED $1,202,112 SINCE OUR FOUNDING

The founder

MAJOR ACCOMPLISHMENTS



Barry Jones

CEO

Over 40 years of productive travel, vacation, transportation and hospitality business experience ideally suit this once in a lifetime opportunity to dominate an essential vacation industry segment with early desirable projected earnings.

In the news

Robb

All Aboard: 5 Luxury Train Trips That Put a Modern Spin on Old-School Travel

See last of 5 trips in Robb Report article

September 27, 2020 @ robbreport.com



America's Trains funding plan changed due to Covid-19

September 26, 2020 @ americantrainvacations.com



America's Trains reacts to Covid-19

September 26, 2020 @ americantrainvacations.com



Luxury rail car ECO waste disposal system

September 25, 2020 @ americantrainvacations.com

Downloads

cfimagecarinteriors.jpg

The only supplier in an essential U.S. travel market - upscale train vacations

THE NEED AND OUR RESPONSE

There has been no regular, upscale train vacations and none with en-route layovers in the USA (a void), since Amtrak assumed responsibility for intercity passenger train operations in the 1970s.

We're filling the void with Journeys by Rail on our luxuriously rebuilt rail cars, pulled by Amtrak trains, regional railroads and exclusive Amtrak or other engines.

Our Journeys fill a worldwide need, "demand for luxury train vacations exceeds available inventory".







NOW *Tracks with no scheduled train vacations* **SOON** *Exquisite rail cars on 21,000 miles of tracks*

THE FINEST RAIL CARS, ENGINES

None of the world's top 25 trains/cars have been in the USA, until now. Our luxurious cars are designed to be equal or better than the worlds finest.

Up to 38 ATs cars with about 140 deluxe bedrooms having private bathrooms and large beds will enter service over several years, beginning with the Sunflower (cars are named after flowers), a two level four bedroom car with full dining and lounges. The Sunflower has already been mechanically rebuilt and Amtrak certified.


AMERICA'S TRAINS
AT
SUNFLOWER

The 'Sunflower', the ultimate private passenger train car

Amtrak certified, 4 bedrooms, full dining, lounges, lift/elevator

Amtrak pulls our cars on a regular basis as part of their trains pursuant to a recently updated private rail car movement contract. Cars are also pulled by regional railroads, sometimes by an exclusive Amtrak engine, and by exclusive Class 1 freight railroad engines when related arrangements are finalized. Higher exclusive engine expenses are offset by elimination of costs for switch engines to move cars to and from parking locations at layovers.

PRODUCTS

After covid-19 concerns diminish (see avoiding Covid-19), rescheduled and expanding departure dates will include a growing number of luxurious cars on five to eight night all-inclusive Journey by Rail ("Journey") vacations throughout the USA and into Canada, being sold as (1) individual (single) Journeys, (2) Train'Shares (timeshares) with rights to annual or more frequent Journeys, and (3) fractional interests (shared) ownership in some self sufficient cars.






VISIT *Washington* *Atlantic, Pacific, Gulf beaches* *New York* *Seattle* **LOTS MORE**

Journey services are meant to redefine upscale vacations by their distinctive luxury, exclusive personalization, impeccable hospitality, unique ambiance, unmatched on board experiences, and rewarding off-car things to do during en-route layovers while passengers live on board luxurious rail cars.






HAVE FUN *Adventure* *Tranquility* *Winter* *Summer* **LOTS MORE**

Additional revenue comes from the sale of branded and other gifts items, special entertainment on activity cars, off-car Tracks to Adventure™ tours, personalized on-board services, and management of Train'Share and fractional interest owner associations.






SEE *National Parks* *Side trips, like Grand Canyon* *Canyonlands* *Niagara Falls* **LOTS MORE**

BUSINESS MODEL AND STRATEGY

A mixed use business model (two primary products are individual Journey vacations and Train'Shares, plus fractional interests) provides synergies that reduce costs, enhance sales and create operating economies. Each of the two primary products can produce acceptable profits alone, and either can take up the slack if the other unexpectedly experiences faltering sales.

We also use a 'pull' inventory growth strategy. Most car costs are delayed until the need for more capacity is 'pulled' by demand from advance sales, at which time additional cars are prepared for service, eliminating surplus capacity (inventory). Typical reservations are made from seven months to a year or more before the departure date. It only takes several months to improve a rail car.

Strategies include continuous assessment of business metrics and factors with flexible options to make prudent changes that optimize sales, revenue, net income and minimize expenses.

COMPETITION

There are no U.S. train vacations that are equivalent to or competitive with Journeys by Rail.

Foreign luxury trains compete with us for the same international customers. Over many years, most of their sales have been made by selected travel agencies that are associated with ATs. Therefore, these train vacation agency clients are accessible and provide a notable source of very qualified individual Journey by Rail consumers.

Journeys and other luxury vacation products sell to the same significant and rapidly growing luxury travel market. Unique Journey by Rail characteristics provide product differentiation that can create a consumer awareness advantage over typical upscale vacation properties.

MANAGEMENT

Our CEO, Barry Jones, has over 40 years of pertinent experience. He leads a growing team of managers, operating personnel and outsourced managing entities that provide unmatched combined capabilities.

PROPRIETARY AND EXCLUSIVE RIGHTS, AFFILIATIONS

ATs has various proprietary rights, contacts and exclusive relationships that support car acquisition and repair, car operations, itinerary development, marketing, sales, and related enhanced earning potential.

World's largest vacation exchange company *America's National railroad*

Tracks to Adventure™ is ATs' trade name for tours and activities sold to passengers during Journey by Rail layovers.

Rights to Internet domain names like "Choo Choo Chat", "Choo Choo Chatter" and others expand promotional and customer service opportunities.

Certain exclusive operational support, sales agent arrangements and induced barriers should further deter the introduction of competitive rail vacation service in the USA.

MARKETING AND SALES

Domestic and foreign markets should each provide more than ample sources of consumers.

Pent-up interest, unique Journey by Rail characteristics associated with railroad travel, and a resurgence of interest in luxury train vacations are expected to further entice demand among American and international consumers wanting to enjoy America's only meaningful scheduled, luxury travel vacations; and from travel agents wanting to sell Journey products.

A very small share of identified pertinent segments of the large and rapidly growing luxury market is considered to be more than sufficient to achieve Journey by Rail product sales projections.

Covid-19 issues caused Amtrak to suspend train service on some routes leading us to put marketing and sales activities on hold until renewed departure dates can be confirmed with Amtrak, which should be very soon. Consumer demand has persisted and sales closings are being revived. Alternative sources of engines to pull our cars are being considered.

- *Individual Journeys*: Sales are made directly and through travel industry outlets, particularly key agencies featuring the sale of train vacations. The sales volume of some single agencies is sufficient to absorb all individual Journeys, at their option. They already have lots of suitable leads because they have been selling luxury foreign train vacations for years; and, if just .003% of the approximately 66,000 other full time domestic travel agents made one sale each week in year one and .105% weekly in year five, every Journey would be sold. Travel industry resource access is enhanced because our CEO has maintained industry relationships after owning the first nationwide and international travel agent franchise organization, which became north America's largest retail travel agency group.

- *Train'Shares*: Sales are thriving. We sell Train'Shares directly and through outside agents. RCI provides overall support. Its not in our forecast, but if just 0.1% of RCI's 3,000,000 members (many buy/own multiple timeshares) purchased a Train'Share they would all be sold. In addition to other attributes, uncommon Train'Share timesharing benefits that enhance sales include the elimination of unreasonable fee increases, no payment of fees if Journeys are not used, and we will buy back Train'Shares. Revenue also comes from Train'Share owner association management.

- *Fractional interest (shared) ownerships*: Sales are made directly, through brokers and some travel agencies to a growing higher end vacation market. Revenue also comes from fractional interest owner association management. Unpurchased fractional interest Journey time periods/inventories, if any, can be profitably sold as individual Journeys.

More than sufficient qualified potential buyers (leads) are expected from multiple existing sources including low cost internet and broadcast media editorial exposure, like the October 2020 edition of the Robb Report , the "leading voice in the global luxury market".

REVENUE AND EARNINGS

Annual gross revenue is expected to grow from about $3.0 million in year one to around $84.8 million in year five. Forecast annual EBITDA is around $1.0 million in year one and $42.3 million in year five. These projections are not guaranteed.

Cumulative five year gross revenue is foercast to be about $226.3 million (excluding $6.9 million of uncollected accrued Train'Share sales revenue) and forecast five year EBITDA is around $114.0 million, a margin that exceeds 50% *, as reviewed in the following chart.



$250,000,000
$225,000,000
$200,000,000
$175,000,000
$150,000,000
$125,000,000
$100,000,000
$75,000,000
$50,000,000
$25,000,000
$0
Revenue
EBITDA
Year 2 annual
Year 3 annual
Year 4 annual
Year 5 annual
5 Years cumulative

Annual and 5 year cumulative revenue, and net earnings (EBITDA)

The forecast is based on unguaranteed forward-thinking projections

* Uncommonly high forecast EBITDA profit margins have been thoroughly scrutinized and are considered to be achievable because of: (1) reduced expenses from collaborations with Amtrak, RCI and key travel entities; (2) low initial capital cost for cars, per passenger; (3) elimination of costly surplus inventory; (4) lucrative, competitive fares that can be raised to match increasing luxury (foreign) train prices; (5) income and cost benefits from a flexible, mixed use, multi revenue stream business model; (6) ample, existing selling agents and outlets; (7) growing consumer demand for train vacations, luxury travel/vacations and timeshares/Train'Shares, (8) no meaningful U.S. train vacation competition; (9) lots of traction; and, (10) ongoing scalability. However, *forecasts are based on forward-looking expectations that are not guaranteed*.

THE COMPANY

America's Trains Inc. (ATs) is a Wyoming corporation. Senior management presently holds the majority of ATs stock and is highly incentivized to prudently enhance earnings to increase the value of their and other investor shares.

To date 1,238,540 Class A common voting shares ("Class A shares") have been issued for a total equity investment of $618,112; they have been paid for by cash, for provision of goods at cost and for services valued at under 40% of their market value. Stock options provide for the sale of an additional 340,000 Class A shares to management and otherwise for reasons intended to enhance ATs' business, at a price of not less than $0.50 per share. The total number of Class A shares, issued and options that are not yet paid for, is 1,578,540.

Class B common voting shares ("Class B shares") are being offered as described in Funding, below. If the maximum fund raise occurs, 369,047 Class B shares will be issued.

FUNDING, CLASS B SHARES WITH PREFERRED BENEFITS

Covid-19 created the present Class B common share ("Class B shares") investment opportunity because expected funding from travel industry sources was lost when vacation operations and related revenue was curtailed due to the pandemic. Based on evolving considerations, other funding plans may include future phases of equity financing, after the present offering of Class B shares.

Our objectives include raising sufficient capital to enable satisfactory business growth, while minimizing a reduction of shareholder ownership percentage (dilution).

Present funding includes the equity offering of Class B common voting shares to raise up to $249,999.50. The first 83,334 Class B shares are being offered at an 'early bird' special rate of $0.60 per share to raise $50,000.40 followed by up to an additional 285,713 Class B shares at $0.70 per share to raise up to another $199,999.10, a total of 369,047 shares.

Class B share rights are summarized below. See the **Term Sheet** and **Subscription Agreement** for details.

- *Dividends*: Class A and Class B shares earn equal dividends.

- *ATs stock buyback*: Between 730 and 760 days after the date that the related Subscription Agreement was executed, a Class B shareholder has the right to give irrevocable notice ("Notice") to ATs instructing ATs to buy back all of such shareholder's Class B shares. In this event, ATs will buy the shares back for a price equal to 130% of the total amount paid for them less the cash amount of Class B share dividends paid to such shareholder to date and less the cash value of used vacation Credits, payable by ATs within 60 days after receipt of the Notice.

- *Reimbursement of investment*: Between 760 and 790 days after the date that the related Subscription Agreement was executed, a Class B shareholder has the right to give notice ("Notice") to ATs instructing ATs to pay such shareholder an amount equal to the difference between the cash amount of dividends paid to them to date and the total amount they paid for their Class B shares ("Reimbursement").

- *Vacation Bonus*: Until a total investment of $50,000 occurs, Class B share investors receive cash vacation credits ("Credits") for use as payment towards up to 60% of the lowest current published price of available Journeys by Rail, or a choice of other vacations ("Other Vacations") as may be available from a timeshare vacation exchange entity selected by ATs. The percent amount of Credits is based on the amount invested, the greater the investment the greater the percentage, starting at 50% for a $1,000 investment and increasing by 1% for each subsequent $1,000 invested, up to 64% and a $9,600 Credit for a $15,000 investment; see the following chart.

	Credit			Credit			Credit	
Investment	%	Amount	Investment	%	Amount	Investment	%	Amount
$1,000	50%	$500	$6,000	55%	$3,300	$11,000	60%	$6,600
$2,000	51%	$1,020	$7,000	56%	$3,920	$12,000	61%	$7,320
$3,000	52%	$1,560	$8,000	57%	$4,560	$13,000	62%	$8,060
$4,000	53%	$2,120	$9,000	58%	$5,220	$14,000	63%	$8,820
$5,000	54%	$2,700	$10,000	59%	$5,900	$15,000 +	64%	$9,600 +

Vacation opportunities for investors in the 1st $50,000

Cash credits from 50% up to 65% of investment


CASINO
Journeys by Rail

A choice of American and international vacations, from less than $500 to over $15,000

- *Available Journey by Rail use*: All Class A and Class B shareholders can purchase Journeys by Rail that might come available within 14 days of departure because of cancellations or otherwise, at a price equal to 35% of the price of the Journey, as published on the shareholder page(s) of ATs' web site, on a first come first serve basis. There is no availability guarantee. Credits cannot be used as payment. Vacation Credits can not be used for payment.

- *Anti-dilution*: To avoid dilution of the percent of total ATs earnings attached to a shareholder's Class B shares, buyers of 15,000 or more Class B shares have a right to maintain their percentage ownership of the earnings of the Company by purchasing an additional proportionate number of shares of any future stock issue.

- *Preferred rights to liquidation proceeds*: In the unexpected event that ATs asset liquidation occurs, Class B shareholders have preferred rights to net liquidation proceeds equal to the price paid for Class B shares less Reimbursement Payments, ahead of Class A shareholders, subject to prior rights of other lien holders or creditors; plus, any additional declared but unpaid dividends.

An additional $750,000 may be raised by selling more Class B shares at price that would exceed $0.70 each, with fewer preferred benefits, depending on evolving considerations that may include, but are not limited to, (1) increased demand for Journeys by Rail and a need to expedite the introduction of additional rail cars, (2) capital source variables including availability of economical commercial equipment (car) financing, (3) early payment for unpaid Class A shares, and (4) the extent of positive cash flow.

VALUATION

The pre funding ATs valuation is $1,104,978.

The following section references forward-looking numbers and assumptions that are not guaranteed:

We believe this pre funding valuation might realistically be notably higher if positive circumstances such as completed comprehensive startup requirements, intended market dominance, overall market size, imminent revenue and net income, approaching provision of Journeys and accelerating growth, other positive market forces, and anticipated future earning multiples are objectively applied to different valuation formats. The valuation was higher prior to Covid-19 when expected funding from travel industry sources faltered because related vacation entity operations and their revenue was curtailed due to Covid-19; such a relationship would have also provided an ATs valuation increase because of operating benefits derived from a travel industry relationship. We do not believe Covid-19 have a lasting negative impact on ATs' growth and future valuation, although this cannot be guaranteed.

Based on forecast business progress through the first 12 months, with expected net earnings starting in month seven, ATs' post funding valuation is expected to increase to at least $3,500,000 at the end of year one, as described in the following chart.



$4,000,000
$3,500,000
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
Valuation - minimal
Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
Month 7
Month 8
Month 9
Month 10
Month 11
Month 12

Minimal valuation of $1,250,000 in month 1, increasing to $3,500,000 in month 12

Valuation projection is based on expected but unguaranteed forward-looking expectations

Starting at $3,500,000 at the end of year one, if ATs is valued using anticipated EBITDA times 3, the valuation is about $139,000,000 after five years, as described in the following chart.



$140,000,000
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
Valuation - 1 X earnings
Valuation - 3 X earnings
Year 1
Year 2
Year 3
Year 4
Year 5

Valuation starting at $3,500,000 at the end of year 1

Valuation projection is based on unguaranteed forward-looking expectations

The projected share value is desirable based on EBITDA projections divided by the total number of Class A and Class B common shares.

To maintain optimum share value we continue to prudently consider share dilution when deciding on best ways to acquire capital to pay for rail cars and related services.

To enhance funding or for reasons that benefit ATs' growth and shareholder earnings, continuing consideration is being given to merger, acquisition, public company and/or other capitalization opportunities that leverage ATs' business valuation based on actual and expected earnings potential. Management knows of major entities that do or may have an interest in ATs. At the present time, there are no such pending relationships.

Investor Q&A

— COLLAPSE ALL

What does your company do?

We luxuriously rebuild retired passenger rail cars, operate them throughout the USA and into Canada on 5 to 8 night Journey by Rail vacations in collaboration with Amtrak, selling: (1) individual (single) Journeys direct and through selected travel agencies; (2) Train'Shares (timeshares) supported by RCI the world's largest vacation exchange company with 3,000,000 members; (3) fractional interest (shared) ownership of individual self sufficient cars; and (4) related goods/services.

Where will your company be in 5 years?

We hope to be lead the U.S. train vacation market, with en-route layovers, on up to 38 cars with 140 bedrooms and lounges, bars, dining facilities and entertainment amenities, operating on about 12 routes at the same time with annual gross revenue exceeding $84 million in year 5. Based on cost effective operations and a growing demand for American luxury and train vacations, forecasts include high margin earnings exceeding the success of luxury foreign trains. Projections cannot be guaranteed.

Why did you choose this idea?

Journey by Rail development was prompted by (1) a lack of and need for upscale rail vacations, combined with (2) ample identified demand, (3) ATs' unmatched pertinent management abilities, and (4) the opportunity to profitably dominate a segment of the U.S. vacation market.

Are you ready to provide Journeys and generate net income?

YES - Journey departures are expected to start in early 2021, when Covid-19 concerns diminish. Sales revenue will begin several months earlier and forecast net income occurs in the 1st month of operations.

When will cars start service?

The 1st car ('Sunflower'), a full service two level car with only four bedrooms, has already been mechanically rebuilt and is Amtrak certified. It will start service in early 2021, after Covid-19 delays during which time more interior remodeling is being done. A 2nd two level car ('Magnolia') with six bedrooms and lounges will quickly follow the Sunflower. The 3rd car ('Violet'), a single level car that will have six bedrooms, and the 4th car ('Hibiscus'), a full service dome car with three bedrooms, plus other cars will start service in year two.

What is the competition?

There are no other comparable train vacations in the U.S. Passengers on Amtrak vacations have to get off the train and go to a hotel to visit en-route places and attractions. Journey passengers live on board our luxurious parked cars during layovers.

Is there much consumer interest in Journey by Rail products?

YES - (1) "There is great demand for luxury train travel", (2) "Luxury travel is the fastest growing segment of the travel industry", and (3) The timeshare (Train'Share) market is "thriving worldwide". Right now, we have over three qualified inquiries for each available bedroom.

Do investors get vacation opportunities?

YES - Early investors (for the first $50,000) get up to 64% of their investment back to use as payment towards Journeys by Rail or a world-wide selection of luxury resort vacations.

How capable are managers and personnel?

Present and available managers and personnel have superior pertinent railroad, travel, vacation, personal property timeshare, and related selling capabilities. Outsourced, closely monitored management of some car repairs, route development, timetables, and some selling provides economical, high management skills that exceed requirements. Sources of qualified personnel are more than ample.